UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated June 05, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia issues EUR 500 million senior unsecured notes and applies for notes to be listed on Euronext Dublin

Stock exchange release 5 June 2026	1 (2)

Nokia Corporation
Stock Exchange Release
5 June 2026 at 13.30 EEST

Nokia issues EUR 500 million senior unsecured notes and applies for notes to be listed on Euronext Dublin

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Espoo, Finland - Nokia Corporation has today issued senior unsecured notes in an aggregate principal amount of EUR 500 million (the "Notes") under its Euro Medium Term Note (EMTN) programme. The Notes will mature on 5 June 2032, and carry a fixed annual coupon of 3.625%.

Application has been made for the Notes to be listed on the regulated market of Euronext Dublin.

Nokia will use the net proceeds of the Notes for general corporate purposes, including the refinancing of its outstanding EUR 500 million 3.125% notes due May 2028 pursuant to the make-whole redemption provisions in the conditions thereof.

IMPORTANT INFORMATION

This release is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of, the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except in certain transactions exempt from the registration requirements of the Securities Act.  The Notes are subject to United States tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by United States regulations.

MiFID II and UK MiFIR - professionals/ECPs-only / No EEA PRIIPs KID or UK CCI product summary – Manufacturer target market (MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs key information document (KID) or UK CCI product summary has been prepared as not available to retail in EEA or UK.

www.nokia.com

Stock exchange release 5 June 2026	2 (2)

Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the "FSMA"), and accordingly, the Notes are not being promoted to the general public in the United Kingdom. In the United Kingdom, this announcement is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity within the meaning of section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This announcement is directed only at relevant persons in the United Kingdom and must not be acted on or relied on in the United Kingdom by anyone who is not a relevant person.

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 05, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal